Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2017
(millions of dollars)
Earnings, as defined:
Net income	$1,591
Income taxes	675
Fixed charges included in the determination of net income, as below	385
Amortization of capitalized interest	9
Distributed income of equity method investees	49
Less equity in earnings of equity method investees	31
Total earnings, as defined	$2,678

Fixed charges, as defined:
Interest expense	$360
Rental interest factor	19
Allowance for borrowed funds used during construction	6
Fixed charges included in the determination of net income	385
Capitalized interest	23
Total fixed charges, as defined	$408

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.56
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.